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                                                               Exhibit (a)(1)(G)

                To: BUSINESS WIRE       AMY LYNCH
                Fax #: 312-573-0019     Ph. #: 888-292-4446


                                PRESS RELEASE (#1)              August 30, 2000

Contact:        Mr. Gregory M. Shepard
                Chairman and President
                American Union Insurance Company
                Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY WILL COMMENCE CASH TENDER OFFER FOR ALL THE COMMON STOCK OF MERIDIAN INSURANCE GROUP, INC., $20 PER SHARE PRICE REPRESENTS 57 % PREMIUM

Bloomington, Illinois-August 30, 2000-Gregory M. Shepard, Chairman and President of American Union Insurance Company today announced a cash tender offer for all the common stock of Meridian Insurance Group, Inc. of Indianapolis, Indiana (NASDAQ: "MIGI"). American Union's offer will commence tomorrow, Thursday. The price of $20 per share, net to the seller in cash, represents a premium of 57 percent above Tuesday's closing price of $12.75 on the NASDAQ.

Shepard said, "Meridian and American Union make a good fit-positive for the policyholders, employees, management and agents of both companies. American Union with only 6 employees located in Bloomington, Illinois can easily meld its property and casualty operations with Meridian's in Indianapolis. We recognize Meridian's operating record.

Shepard said he would pledge to maintain the aggregate employment of the current Meridian operations and planned to add more jobs in the Indianapolis area over the next few years.

The offering documents disclose that there have been contacts between representatives of American Union and Meridian relative to a possible business combination dating back to April of this year. In a letter to Meridian Chairman Ramon L. Humke and Meridian CEO Norma J. Oman, alerting them to the upcoming offer, Shepard said those efforts aimed at negotiation had been "consistently frustrated." " The compelling business logic" of the transaction moved American Union to act, said Shepard.

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Shepard also said: "for your management and employees, there will be the opportunity to reap the financial rewards of their contribution to Meridian's success by tendering their shares. In addition, it is our intention to create an Employee Stock Ownership Plan, after the closing of the merger, that will own up to 10% of the Company's outstanding shares."

Meridian Insurance Group's quarterly report for the first six months of 2000 indicated that as of June 30, 2000 there were 7,852,411 outstanding common shares. Up to 1,285,425 common shares are issuable under various incentive plans.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with the 1,588,400 common shares [20.23% of the June 30, 2000 outstanding] owned by Shepard, constitute at least 50.1% of the voting securities of Meridian Insurance Group, Inc. outstanding or issuable under the company's stock option plans, (2) Meridian's redemption of its preferred share purchase rights, (3) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the Offer and the Proposed Merger, (4) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Control Share Acquisitions chapter are inapplicable to the proposed merger described herein, (5) American Union having obtained all insurance regulatory approvals necessary for their acquisition of control of Meridian and its insurance subsidiaries and affiliates on terms and conditions satisfactory to American Union, in its sole discretion, and (6) American Union obtaining financing.

The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 29, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

The Depositary and Information Agent for the offer is ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers.

WE URGE INVESTORS TO CAREFULLY READ THE TENDER OFFER MATERIALS BECAUSE THE CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the tender offer at the Securities and Exchange Commission's web site at www.sec.gov. The tender offer materials may also be obtained for free from American Union Insurance Company by direction a written request to American Union Insurance Company, 303 East Washington Street, Bloomington, Illinois 61701, Attention:
Gregory M. Shepard.

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                                To: BUSINESS WIRE       AMY LYNCH
                                Fax #: 312-573-0019     Ph. #: 888-292-4446


                                PRESS RELEASE (#2)              August 30, 2000

Contact:        Gregory M. Shepard
                Chairman and President
                American Union Insurance Company
                Phone: (309) 827-5958

AMERICAN UNION INSURANCE COMPANY FILES LAWSUIT AGAINST MERIDIAN INSURANCE GROUP DIRECTORS

Bloomington, Illinois-August 30, 2000-As part of its tender offer for Indianapolis, Indiana, insurer Meridian Insurance Group, Inc. (NASDAQ: MIGI), American Union Insurance Company filed a complaint against Meridian Insurance Group and its directors in the United States District Court for the Southern District of Indiana alleging the defendants' wrongful conduct in connection with Meridian's 1997 vote to "opt in" to the Indiana take-over statutes, and for other breaches of fiduciary duty. The named directors are Ramon L. Humke, Chairman of the Board of MIGI, Chairman of the Board of Meridian Mutual Insurance Company "Meridian Mutual" and President and Chief Operating Officer of Indianapolis Power & Light Company; Norma J. Oman, President and Chief Executive Officer of MIGI and Meridian Mutual, also a director of Meridian Mutual; Joseph D. Barnette, Jr., President and Chief Executive Officer of Bank One, Indiana, N.A.; John T. Hackett, Managing General Partner, CID Equity Partners, L.P. and also a Director of Meridian Mutual; David M. Kirr, President of Kirr, Marbach & Company; James D. Price, First Vice President-Investments, Prudential Securities Incorporated and a Director of Meridian Mutual; Sarah W. Rowland, Chairman of Rowland Design, Inc. and a Director of Meridian Mutual; and Thomas H. Sams, President and Chief Executive Officer of Waldemar Industries, Inc.

The complaint filed alleges that Meridian and its directors have represented to the Indiana Secretary of State that, in 1997, Meridian Insurance Group, by way of a majority vote of its shareholders, reversed Meridian Insurance Group's prior election out of the coverage of various Indiana anti-takeover statutes. The complaint contends that, in fact, no such vote of Meridian Insurance Group's shareholders actually occurred or, in the alternative, were it to be determined that such a vote did occur, then the vote was the direct result of incomplete and misleading proxy materials provided by Meridian Insurance Group and its directors to the shareholders of Meridian Insurance Group.

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The complaint further alleges that Meridian's directors a substantial number of which are directors of Meridian Mutual have violated their fiduciary duties, and have promoted their own self-interest and entrenchment at the expense of the shareholders of Meridian, and to the detriment of American Union, by way of their response and opposition to American Union and the tender offer.